Mail Stop 3561

      November 17, 2005


Thomas A. Murdock
President, CEO
Fonix Corporation
9350 S 150 E, Suite 700
Salt Lake City, Utah  84070

      Re:	Fonix Corporation
      Registration Statement on Form S-1
      Filed October 18, 2005
		File No. 333-129092

		Registration Statement on Form S-1
		Filed October 25, 2005
		File No. 333-129236

		Preliminary Schedule 14A
		Filed November 2, 2005
		File No. 0-23862

Dear Mr. Murdock:

      We have limited our review of your Form S-1, file number
333-
129092, to consideration of your disclosure concerning your equity line agreement and related matters and have the following comments.
Note that we are reviewing the other referenced filings only to the extent that our comments on your Form S-1 apply to the disclosure in those filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, File Number 333-129092

General
1. We note that your seventh private equity line agreement covers a
$20 million financing. However, the registration statement covers the offer and possible sale of considerably less than that amount (approximately $3 million at current market prices). Revise the entire registration statement to reflect the offering as a $3 million offering as opposed to a $20 million offering. Your changes should not just cover presentation but also management`s discussion and analysis regarding the adequacy of the funds that may be raised to meet your financial obligations.
2. Please confirm to us in your response letter that you are not seeking to register at this time the blackout shares described in section 2.6 of the seventh private equity line agreement.

Summary, page 2
3. Your summary should discuss only the key aspects of the offering and your current operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Consider focusing your discussion of your equity lines with Queen on the current equity lines and shortening your discussion of the earlier equity lines to reflect that you have a history with
Queen and the dilutive effects of prior equity line share issuances.
When summarizing the material terms of the current equity line, clearly state that Queen will pay only 93% of the market price for the common stock it must purchase.
4. Please give a brief example, by adding a column to the table on page five or otherwise, of how a holder of your common stock in the last year has been diluted by your issuances of common stock under the equity lines. Consider including such disclosure also under the risk factors beginning "Holders of Fonix Class A common stock are subject to ...additional and substantial dilution..." on page nine and "We have registered...the resale of shares approximately equal to seventy percent..." on page twelve. In addition, add another column to the table indicating the price range of your common stock for the corresponding period of time you drew funds and put shares under each equity line.
5. To ensure that you provide a balanced discussion, please discuss the following in the summary:

* that your auditors have raised a concern as to your ability to continue as a going concern;
* the aggregate amount of your debt obligations, noting generally the kinds of debt involved, including unpaid wages and vendor accounts;
* the aggregate amount of your outstanding debt to Queen and its affiliates and whether you plan to use cash advances from the Queen equity line agreements to satisfy this debt;
* the amount of your net losses for the last two fiscal years and periods in 2005; and
* that financing from the Queen equity lines for the last three fiscal years has been the primary source for funding your operations and that you have granted a security interest that could equal $x amount of the proceeds from the seventh equity line.
6. Please indicate on page six what Southridge Partners is, who controls it, and whether it is an affiliate of Queen`s or yours.

Risk Factors, page 8
7. It appears that your common stock is penny stock as defined by Rule 3a51-1 of the Securities Exchange Act of 1934. Please disclose that your common stock is subject to the penny stock rules or advise
us why you believe this is unnecessary. If you are subject to the penny stock rules, revise to address the risks involved in investing in penny stock, including the potentially adverse effect on the ability of broker-dealers to sell your securities and the ability of purchasers of your stock to sell their shares in the secondary market. Also delete all references to the safe harbor for forward looking statements or clearly revise them to state that the safe harbor does not apply to statements made by a registrant that issues penny stock.  See Section 27A(b)(1)(C) of the Securities Act of
1933
and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

LecStar`s current operations may not provide sufficient cash flow..., page 8
8. Please delete the mitigating language "Although management anticipates that LecStar will become self-sufficient during 2005" in the final paragraph, but explain further in management`s discussion and analysis how management has determined LecStar will become self-sufficient during 2005.



Holders of Fonix Class A common...risk of additional and substantial dilution..., page 9
9. To further place the risk in context, please also discuss, as of the latest date practicable, the amount of common shares issuable if you drew down $3 million under the facility, and the percentage of the total outstanding common shares this amount represents. In addition, disclose the price range of your stock price over the last year.

There is an increased potential for short sales..., page 11
10. Explain what short sales are. Describe to what extent, under the federal securities laws and the terms of your Queen equity line agreements, Queen is permitted to sell short your common stock.

Our primary source of funding recently..., page 14
11. Please explain how "McCormack may be deemed an affiliate, as defined in the rules promulgated under the Securities Act, of the Equity Line Investor." For example, indicate whether McCormack and
Queen share beneficial owners.
12. We note your statement on page 14 that "To the extent such payments are made out of draws we make under the Seventh Equity Line..., it is possible that conflicts of interest could develop in how we draw against, and how the Equity Line Investor participates in, the Seventh Equity Line...."  Please elaborate as to the conflicts of interest that could develop.

Management`s Discussion and Analysis, page 33
13. Please discuss what steps you plan to take to reach
profitability
and to cure the problems underlying the going concern
qualification
in the auditors` report.  We note your statement on page 34 that you
"expect to continue to incur significant losses and negative cash flows from operating activities through at least December 31,
2005...."  We also note your statement on page 34 that your "cash resources, limited to collections from customers, draws on the Sixth and Seventh Equity Lines and loans, have not been sufficient to cover operating expenses."
14. We note that you intend to obtain additional financing to meet your cash requirements during the next twelve months.
Specifically
disclose to what extent you have investigated or secured additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, other than the seventh equity line, please make a statement to that effect. Furthermore, indicate the amount you need to raise in order to continue operating for the next twelve months.

Equity Lines of Credit, page 46

Seventh Equity Line of Credit, page 47
15. Please disclose, to the extent possible, using bullets or tables, the following items:

* As of the latest date practicable, the amount of common shares issuable if you drew down $3 million under the facility and the percentage of the total outstanding common shares this amount represents.
* As of the latest date practicable, the aggregate maximum number of common shares Queen may beneficially own at one time, including all securities issuances, not just equity line shares.
* Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital-raising activities.
16. Discuss whether you are required to seek shareholder approval if additional shares are needed under the seventh equity line agreement.
Discuss what would happen under the equity line agreement if shareholders do not approve the issuance of additional shares.

Use of Proceeds, page 63
17. We note your disclosed planned use of the equity line proceeds to you. Please briefly convey here whether you are currently planning a
"joint venture with a strategic partner" or are planning "for the acquisition of another business or the assets thereof." Also, as you state you may use the proceeds for "working capital purposes," please revise to note more particularly the purposes for which the proceeds are expected to be used, and quantify the amount intended to be allocated to each general purpose.

Selling Shareholders, page 61
18. Please confirm to us in your response letter that Queen does not own or have a beneficial interest in any Fonix convertible or exchangeable securities that have a conversion or exercise price that fluctuates with the market price of Fonix`s stock.

Plan of Distribution, page 63
19. We note the discussion regarding possible short sales by the selling shareholder. In your response letter, please tell us whether
Queen has taken, or plans to take, a short position or other forms of hedges in the company`s common stock prior to this resale registration statement`s effectiveness. Please note that creating short positions or similar hedges, with the intent of delivering registered shares before the resale registration statement`s effectiveness, is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales or hedges are deemed to be sold at the time such sales or hedges are made or created.

Where to Get Additional Information, page 67
20. Revise to include the current address of our public reference room at 100 F. Street, N.E., Washington, D.C. 20549.

Part II., Item 17. Undertakings, page II-10
21. You may not incorporate subsequent Exchange Act documents by reference into your Form S-1. Please remove the Item 512(b) undertaking you have listed.

Form S-1, File Number 333-129236
22. To the extent applicable, revise to comply with the comments above.

Preliminary Schedule 14A

General
23. To the extent applicable, revise to comply with the comments above.

Proposal No. 3-Proposed Amendment to the Company`s Certificate of Incorporation to Increase the Authorized Capital of the Company..., page 4
24. You state on page four that "Management believes that the proposed Amendment would benefit the Company by providing greater flexibility to the Board of Directors to issue additional equity securities to raise additional capital, to pursue strategic investment partners, to facilitate possible future acquisitions and to provide stock-related employee benefits." Describe under what circumstances, if any, where stockholder approval would be required for the corporate actions you cite. You also state "To date, the Company`s primary source of financing has been private sales of Common Stock or other equity or debt securities convertible into Common Stock. To facilitate such financing transactions, the authorized capital of the Company will need to be increased." Quantify for each action listed the number of common shares that you will be committed or presently intend to issue or reserve if shareholder approval of your proposal is obtained.
25. If you intend to utilize shares from the additional authorized increase to satisfy your obligations under the seventh equity line agreement, then, in order to assist shareholders in assessing whether to vote for your proposed increase, describe the agreement. In addition, disclose, to the extent possible, in bullet format, the following items:

* As of the latest date practicable, the amount of common shares issuable if you drew down $20 million under the seventh private equity line agreement and the percentage of the total outstanding common shares this amount represents.
* As of the latest date practicable, the aggregate maximum number of common shares Queen may beneficially own at one time.
* That, due to the fluctuation of your stock price, you do not know the exact number of shares that you will issue each time Queen purchases under the equity line agreement or the sum of shares you will issue over time under the agreement (and the consequences of that fact).
* The number of shares that you would issue under the seventh equity line agreement based upon a reasonable range of market prices.
The
range should include market prices 25%, 50% and 75% below the most recent actual price.
* That Queen can purchase shares under the agreement at a discount to the market price, and, the lower the market price at the time Queen purchases the stock, the more common shares it gets.
* To the extent Queen purchases and then sells common stock, the stock price may decrease due to the additional shares in the market.
This could allow Queen to purchase even greater amounts of common stock under the equity line agreement, the sales of which would further depress the stock price.
* The significant downward pressure on the price of the common stock as Queen purchases and sells material amounts of common stock could encourage short sales. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.
* Purchases under the equity line agreement may result in substantial dilution to the interests of other holders of common stock.
* There is no upper limit on the number of shares that may be issued and the consequences of that fact, including a possible change of control.
* Any covenants and other prohibitions restricting your business and actions, particularly a restriction on additional capital-raising activities.

*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Cheryl Grant, Staff Attorney, at 202-551-3359, or me, at 202-551-3833, with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief
Mr. Murdock
Fonix Corporation
November 17, 2005
Page 2